Filed by Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Procter & Gamble Company
Commission File No: 001-00434
The following is a transcript of an interview by Jim Cramer on the television show, Mad Money, with Michael J. Mendes, Chairman, President and Chief Executive Officer of Diamond Foods, Inc., on May 26, 2011.
CRAMER:
It may be Healthy Week here on CNBC. Getting close to Memorial Day weekend, where this great country of ours kicks off barbecues and picnics and lots and lots of snacking. I recommend the 100-calorie packages of Pringles or butter-free popcorn. It’s all about portion control, according to Weight Watchers, as they told us earlier this week. Some of you want to know the secret of the Cramer diet, which keeps this 66-year-old in shape all year round. You want to become a better investor and make money in stocks. I want to highlight one of the best and brightest snack food companies on earth, rapidly expanding secular growth story that works if our economy stalls out. Diamond foods, hit a fresh 52-week high today. We’ve been believers, some have doubted. The maker of the Pop Secret popcorn, Kettle, Diamond Nuts and they are about to buy Pringles from Proctor & Gamble. This could transform Diamond into a global snacking powerhouse. Procter may not have had a clue what to do with Pringles, but Diamond has taken share on supermarket shelves. The stock was at $50 last year and up 47% since we last spoke to the CEO in December. This could fuel the next leg of the Diamond rally, stock hit a new high, let’s find out more and talk to the Chair and CEO of Diamond Foods to learn. Welcome back.
MENDES:
Thank you, Jim.
CRAMER:
Have a seat. You know I’ve been a big believer. We have talked and there is always a big bet against your company, which never made any sense to me, maybe because I’m a user of your products. But this is the first time — you’re buying something that I worry about. Because for Proctor & Gamble, a good company and sales down very big of Pringles. How can you turn this brand around?
MENDES:
Pringles is a phenomenal business. It’s quite a global franchise, and when you look at Pringles and you look at its business outside the United States, you start to understand the scope of why. About 60% of its sales are outside the US, and that combined with our products could give us an ability to be a pure play global snack food company that is unlike competitors. We think it’s a great brand, and investments in advertising, new product development and building distribution in grocery and food where we’re strong provides opportunities for the business.

CRAMER:
A terrific CEO from Pepsi, she may disagree that you are the only one. She’s Frito-Lay, which is also a global powerhouse. I think Procter struggled against Frito-Lay. What can you do against Frito-Lay?
MENDES:
When you look at the global snack universe, there are unlimited opportunities to bring convenient, great-tasting snacks to consumers. I think it’s a massive opportunity that companies — branded companies — have underdeveloped and have not really recognized the potential. So we don’t feel that this is a situation where we’re fighting for limited space. I think it’s our ability to innovate and we can grow internationally.
CRAMER:
Having been one time in the food business, I understood, not initially, the importance of what distribution meant. Explain why globally you may not have been in certain stores with some really good products, that this gets you in. How does it work? Is it a truck that goes to these stores that never had your stuff before?
MENDES:
What’s interesting is that Pringles is a warehouse delivered product. Because of the pack format, it has a long shelf life, and you don’t need to use a direct store delivery system. Because of that and the fact that its a large business, we can bring full container loads of product to 140 countries around the world, and we can bring in all of our snack portfolio. It will be a scale platform for us to help us access consumers.
CRAMER:
Before this acquisition, I never really worried. You have always been so-called “King Of The Nuts.” No one knows nuts better — it’s a long history. This is potatoes. The potato market is more difficult. Difficult for McDonald’s at times. What kind after insurances can you give shareholders that the potato market can’t hurt you so bad? It’s a big raw cost now.
MENDES:
When you look at potato chips or crisps, the raw material commodity is much lower compared to snack nuts. Maybe the potato is about 15% or 20% of cost of goods sold. So, it is a factor, but we have had to buy commodities for nearly 100 years as an agri-based food company and we think we can manage it well.
CRAMER:
This is Healthy Week. I feel when I buy your products, I think nuts are great. Salt of the earth so to speak. I had never really associated Pringles with health. Am I missing something?
MENDES:
When you look at our entire portfolio, we look to bring great-tasting snacks in a convenient format to our consumers. We want to provide better choices, and we want to deliver it in a way that brings texture and taste that doesn’t compromise the brands we have built. That’s difficult to do. We’re not trying to be a diet company. What we’re trying to be is a snack company that will give options to people, when they are looking for a better for you choice, that we can give them a better for you choice that delivers on the brand. Looking at new product development, in the last three years, a third of our products have been better for you products, such as portion control, lower calorie, lower salt, lower fat. Our 100-calorie snack nut product is a big seller and is creating new consumption. People value that portion control service we are providing, and we have a lot of opportunity here. Pringles has some interesting portion control offerings and also introduced a multigrain product again that has a better nutritional profile. We believe providing choice is an important part of our offering.
CRAMER:
When I’m on conference calls, I heard about food inflation and people are going to get your stock. will they be so worried by the at the fuss, fear created by Wall Street that they will just dump the stock? What happens? How worried are you about where the stock will go?
MENDES:
I think a lot of shareholders are Proctor and Gamble shareholders. We’re a company that brings a lot of security that they enjoy from Procter & Gamble, but maybe with some upside that can enjoy from owning a smaller, growthy company, such as Diamond Foods and I think there will be a lot of appetite to get their hands on Diamond shares at that conversion process.
CRAMER:
Michael Mendes — Chair, President, and CEO of Diamond Foods. Biggest gamble yet. Stock has a big move. Do you the homework. I’m a believer. Stay with Cramer.
Note regarding forward-looking statements
This communication contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including projections of Diamond Foods, Inc. (“Diamond”) and the combined company’s results and the expected benefits of the transaction. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. Actual results could differ materially from projections made in this communication. Some factors that could cause actual results to differ from our expectations include the timing of closing the transaction and the possibility that the transaction is not consummated, risks of integrating acquired businesses and entering markets in which we have limited experience, availability and pricing of raw materials, impact of additional indebtedness, loss of key suppliers, customers or employees, and an increase in competition. A more extensive list of factors that could materially affect our results can be found in Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.

Additional Information
In connection with the proposed transaction between Diamond and The Procter and Gamble Company (“P&G”), Diamond will file a registration statement on Form S-4 with the SEC. This registration statement will include a proxy statement of Diamond that also constitutes a prospectus of Diamond, and will be sent to the stockholders of Diamond. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Diamond, Pringles and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7425, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Diamond. However, P&G, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Diamond Foods, Inc. may be found in its 2010 Annual Report on Form 10-K filed with the SEC on October 5, 2010, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on November 26, 2010. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2010 Annual Report on Form 10-K filed with the SEC on August 13, 2010, and its definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on August 27, 2010.